1450 Centrepark Boulevard, Suite 210
West Palm Beach, FL 33401
(561) 207-9600
January 18, 2019

VIA EDGAR SUBMISSION

Ms. Cecilia Blye
Chief Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Platform Specialty Products Corporation
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
File No. 1-36272

Dear Ms. Blye:
We are writing in response to the comment we received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated December 18, 2018 regarding the above-referenced filing of Platform Specialty Products Corporation ("Platform," the "Company," "we" or "our").  To facilitate your review, we have reproduced below the text of the Staff's comment in italics directly above our response.

Risk Factors, page 15
We may be unable to ensure compliance with international trade restrictions and economic sanctions laws....page 30

1.
You disclose that you do not conduct business in countries including Syria and North Korea, but state that there can be no assurance that you have been at all times in the past, or will be at all times in the future, in full compliance with sanctions regarding those countries. We note that the Foreign Economic Boycotts section of the Business Conduct and Ethics Policy on your website states that employees involved in transactions with Syria and other identified countries must be on alert for requests regarding the Israeli boycott. Also, Section 7.21 of the February 11, 2015 Amendment Agreement filed as Exhibit 2.3 to your Form 8-K of the same date states that, following the closing of the acquisition of Arysta LifeScience Ltd., the provision requiring termination of business and operations in countries including Syria and Sudan will not be applicable to business carried out pursuant to certain exemptions, exceptions, licenses or authorizations.

North Korea, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current or anticipated contacts with North Korea, Sudan and/or Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements.

As indicated in the Export Controls and U.S. Trade Sanctions section of our Business Conduct and Ethics Policy, Platform is committed to compliance with all laws, both foreign and domestic, governing the export of its products. To this end, the Company has adopted and maintains control policies and systems designed to support its compliance requirements, including U.S. export control regulations and trade and economic sanctions preventing the unauthorized sale or export of its products to North Korea, Sudan or Syria. Accordingly, other than as noted below with respect to the Company's two reporting segments, Performance Solutions and Agricultural Solutions, the Company, to the best of its knowledge, has not had, does not have and, at this time, does not anticipate having any contact with North Korea, Sudan and/or Syria, including contacts with their respective governments, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. In addition, the Company has no physical assets or employees in North Korea, Sudan and/or Syria.

With respect to Agricultural Solutions, the Company respectfully advises the Staff that this segment has been reported as discontinued operations since the Company's Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2018. The closing related to the sale of this segment is expected in the first quarter of 2019.

Performance Solutions

To the best of its knowledge, Performance Solutions has no intellectual property registered in North Korea, Sudan or Syria, and no past or current sales in any of these countries, except for one single transaction in Sudan in April 2018 relating to the sale of fluid for offshore drilling exploration to a local customer for a de minimis amount, which occurred subsequent to the suspension of the Sudanese sanctions program and was made pursuant to a general license issued by the Department of the Treasury's Office of Foreign Assets Control ("OFAC") in January 2017. Prior to the transaction, this local customer had been preemptively screened in accordance with a screening process, which uses a screening application tool to compare the entity names and the identified key principal names of potential counterparties to a database aggregating worldwide and continually-updated lists of sanctioned parties, such as the OFAC Specially Designated Nationals and Blocked Person List. This screening application was implemented globally in the context of the Company's Foreign Corrupt Practices Act/Anti-Corruption Policy and related internal Third Party Due Diligence and Contracting Guidelines as well as its Business Conduct and Ethics Policy mentioned above. During this screening process, no issue was identified with respect to this local customer in Sudan who had also provided, prior to the sale, a signed certification affirming the legality of this transaction under the OFAC regulations. The products sold were not subject to U.S. export controls jurisdiction pursuant to either the International Traffic in Arms Regulations (“ITAR”) or the Export Administration Regulations (“EAR”), and therefore carried no U.S. government export licensing requirements. As a result, the Company determined that the sale was in compliance with applicable laws.

The Company also respectfully advises the Staff that it is committed to addressing any issues raised by its screening process and, as such, reviews any alert identified through its screening application in order to ultimately decide if the business unit is authorized to proceed with the transaction. In addition, the Company's Performance Solutions business units have taken measures to pro-actively prohibit any and all unauthorized contacts and transactions with sanctioned countries, including North Korea and Syria. These measures consist of a combination of internal compliance policies, communications and specialized training programs to promote compliance with applicable U.S. and non-U.S. economic sanctions and the Company's policies. With respect to Sudan, even after the suspension of the Sudanese sanctions program, all proposed transactions with a Sudanese entity are still required to be cleared pursuant to the preemptive screening process and be in compliance with current regulations.

Agricultural Solutions

Agricultural Solutions relies on its expertise in formulation technology to innovate new products, including new and enhanced formulations. As a result, protecting its constantly-evolving intellectual property and other proprietary rights is critical to the success of its business. Such protection is typically maintained by a combination of patents, trade secrets, trademarks, data exclusivity under product registration regimes, among other strategies.
To the best of its knowledge, Agricultural Solutions has (i) a limited number of registered trademarks in Sudan and Syria, all held by non-U.S. subsidiaries of the Company, except for two active trademarks owned by a U.S. subsidiary in Sudan, and one single trademark licensed by a non-U.S. subsidiary from an unaffiliated U.S. company, also in Sudan, (ii) registered and pending product registrations, all held by unaffiliated non-U.S. third parties or non-U.S. subsidiaries, in Sudan and Syria, and (iii) one single patent, held by a non-U.S. subsidiary, in Sudan. The Agricultural Solutions segment has caused to be made, and may in the future cause to be made, filings required to maintain these trademarks, product registrations and patent. Most of these filings were made by non-U.S. legal entities with no U.S. person involved, but to the extent that OFAC regulations apply, the Company believes these intellectual property filings comply with OFAC requirements and the OFAC general licenses that authorize transactions related to patents, trademarks, copyrights, and other intellectual property protection in Sudan and Syria (Sudanese Sanctions Regulations Section 538.514 (31 CFR 538.514) and Syria Sanctions Regulations Section 542.520 (31 CFR 542.520)). Agricultural Solutions also has several abandoned or lapsed trademarks in Sudan and Syria, and lapsed or withdrawn product registrations in Syria, which were not renewed. With respect to North Korea, Agricultural Solutions believes it does not hold, and has not held in the past, any patents or product registrations. The Company believes that a subsidiary of the Company's Agricultural Solutions business acquired an historical trademark registration in North Korea when it acquired certain assets of Chemtura Corporation's agricultural business, as mentioned below. The Company did not take any actions to renew this trademark registration and believes it has expired.
With respect to these trademarks, product registrations and patent, the Company respectfully advises the Staff that, with limited exceptions, filings for the initial registration of this intellectual property were made by legacy Agricultural Solutions entities prior to their acquisitions by the Company, namely the European-based Agriphar group of agrochemicals companies, which were acquired in October 2014, certain assets of the agrochemicals business of Chemtura Corporation, which were acquired in November 2014, and Arysta LifeScience Limited, a formerly Irish private limited company, which was acquired in February 2015.
During the due diligence conducted in connection with these acquisitions, the Company, with the assistance and advice from outside legal counsel, diligently analyzed any compliance issues, and requested preventive actions where applicable, including the termination of existing agency and distribution agreements and, following the closing of these acquisitions, the freeze of any sales or other business activity in North Korea, Sudan and Syria (which in any event, to the best of the Company's knowledge, had been conducted only by non-U.S. legal entities). Agricultural Solutions also implemented procedures and controls to support the Company’s policies, including the screening of potential business partners against lists of sanctioned parties, such as the list of OFAC Specially Designated Nationals and Blocked Person List and, in the United States, a software tool which monitors sales and shipments to prevent any business with sanctioned countries. As a result, the Company believes that no sales have been made in Sudan and Syria since January 2015, with the exception of sales from one non-U.S. subsidiary in India to a distributor in Sudan, which sales resumed in May 2017 in accordance with the suspension of the Sudanese sanctions program in January 2017. The herbicides, fungicides and insecticides sold by the Indian subsidiary to Sudan were not subject to U.S. export controls jurisdiction pursuant to either the ITAR or the EAR, and therefore carried no U.S. government export licensing requirements. As a result, the Company determined that the sales were in compliance with applicable laws. There has been no contact between this entity in India and North Korea or Syria. The Company also believes that there have been no sales in the past in North Korea. Other than in Sudan in compliance with the EAR, the Company does not anticipate any future sales in these countries through the closing of the upcoming sale of this business.
* * *
We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you or any other members of the Staff have any questions with respect to the foregoing, please contact me at (475) 208-6420 or John E. Capps, Platform's Executive Vice President, General Counsel and Secretary, at (561) 207-9604.

Very truly yours,

/s/ John P. Connolly
John P. Connolly
Chief Financial Officer
cc:    John E. Capps, Executive Vice President, General Counsel and Secretary, Platform Specialty Products Corporation
Jennifer Hardy, Special Counsel, Securities and Exchange Commission
Amanda Ravitz, Assistant Director, Securities and Exchange Commission

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